SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

GigOptix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37517Y103

(CUSIP Number)

Nicholas J. Zocchi 400 South Point Drive, Unit 2405 Miami Beach, Florida 33139 (Tel.) (305) 532 5176

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 with copies to:

Steven W. Schuster, Esq.

McLaughlin & Stern LLP

260 Madison Avenue

New York, NY 10016

May 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 37517Y103	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS:

Nicholas J. Zocchi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF-AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,500,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,500,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*      Includes (i) 1,000,000 shares held by Kenilworth Ventures, Inc. Profit Sharing Plan; and (ii) 50,0000 shares held directly by Mr. Zocchi in his IRA account.

**   The calculation of percentage ownership is based on 21,572,995 shares of Common Stock outstanding as of March 16, 2012, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2011 filed with the Securities and Exchange Commission on March 27, 2012.

CUSIP No. 37517Y103	13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS:

Kenilworth Ventures, Inc. Profit Sharing Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		1,000,000***

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000,000***

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

EP

**    The calculation of percentage ownership is based on 21,572,995 shares of Common Stock outstanding as of March 16, 2012, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2011 filed with the Securities and Exchange Commission on March 27, 2012.

 *** Nicholas J. Zocchi owns 100 per cent of the issued and outstanding stock of Kenilworth Ventures,, Inc. and is the President of Kenilworth Ventures,, Inc. and has the sole voting power and sole dispositive power with respect to the shares of Common Stock owned by the Reporting Person.

SCHEDULE 13D/A1

 This constitutes Amendment No. 1 to the statement on Schedule 13D/A (the “Amendment No. 1”) filed on behalf of (1) Nicholas Zocchi (“Mr. Zocchi”); and (2) Kenilworth Ventures, Inc. Profit Sharing Plan., a employee benefit plan for Kenilworth Ventures, Inc., a Florida corporation (“Kenilworth”, collectively, the “ Reporting Persons ”), dated and filed May 1, 2012 (the “Statement”), relating to the common stock, $0.001 par value per share, of GigOptix, Inc. (the “Company ”). The Company’s principal executive offices are located at 130 Baytech Drive, San Jose, California 95134. This Amendment No. 1 is being filed to report that since the Statement, a material change occurred in the percentage of the shares of Company common stock (the “Shares ”) beneficially owned by the Reporting Persons set forth in the Statement. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Amendment No.1 on Schedule 13D/A relates to the common stock (the “Common Stock”) of GigOptix, Inc., a Delaware corporation (the “ Company ”), whose principal executive offices are located at 130 Baytech Drive, San Jose, California 95134. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D /A is 1,500,000, which constitutes approximately 7.0% of the total number of shares of Common Stock outstanding.

Item 2.	Identity and Background

This statement is filed by on behalf of (1) Nicholas J. Zocchi (“Mr. Zocchi”); and (2) Kenilworth Ventures, Inc. Profit Sharing Plan., a employee benefit plan for Kenilworth Ventures, Inc., a Florida corporation (“Kenilworth”). Each of the parties named in this Item 2 is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Mr. Zocchi’s principal business address is 400 South Pointe Drive, unit 2405, Miami Beach, Florida 33139. Mr. Zocchi’s principal occupation is a registered representative, registered with FINRA. During the past five years, Mr. Zocchi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Zocchi was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Zocchi is a United States citizen.

Mr. Zocchi is the president and 100% shareholder of Kenilworth. The principal business of Kenilworth is to make investments in, buy, sell, hold, pledge and assign securities.   The principal business address of Kenilworth is 400 South Point Drive, Unit 2401, Miami beach, Florida 33139.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by Kenilworth that is held in the Kenilworth Ventures, Inc. Profit Sharing Plan was acquired with working capital of Kenilworth set aside for the general purpose of investing.  The Common Stock beneficially owned by Mr. Zocchi that is held in his in his IRA account was acquired with personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock that it beneficially owns in the ordinary course of their business of purchasing, selling, trading and investing in securities.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D/A.

(b)	The Reporting Persons have the sole power to vote and sole power to dispose of the shares of Common Stock to which this Amendment No.1 relates.

(c)	The Reporting Persons purchased Common Stock in open market transactions in the last 60 days as follows:

	Nicholas Zocchi
Date of Transaction	Number of Shares Purchased	Price Per Share
March 1, 2012	160,764	$2.4291
March 2, 2012	159,236	$2.4623
March 5, 2012	2,500	$2.45
March 6, 2012	27,500	$2.3855
March 22, 2012	25,000	$2.5605
March 26, 2012	25,000	$2.858
May 2, 2012	100,000	$3.0485

	Kenilworth Ventures, Inc. Profit Sharing Plan
Date of Transaction	Number of Shares Purchased	Price Per Share
February 29, 2012	225,000	$2.1814
March 1, 2012	5,000	$2.3
March 5, 2012	70,000	$2.4561
March 6, 2012	50,000	$2.4883
March 13, 2012	50,000	$2.4261
March 14,2012	120,000	$2.3599
March 15, 2012	38,000	$2,3811
March 16, 2012	17,000	$2,3918
March 19, 2012	80,000	$2.4783
March 20, 2012	45,000	$2.4302
May 1, 2012	200,000	$2.9874
May 2, 2012	100,000	$3.0509

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A.

Item 7.	Material to be Filed as Exhibits.

N/A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2012

By:	/s/ Nicholas J. Zocchi
Nicholas J. Zocchi

Kenilworth Ventures, Inc. Profit Sharing Plan

By:	/s/ Nicholas J. Zocchi
Nicholas J. Zocchi